Filed Pursuant to Rule 433

Registration Statement No. 333-181576

June 10, 2014

FINAL TERM SHEET

TELEFÓNICA EMISIONES, S.A.U.

FLOATING RATE SENIOR NOTES TERMS AND CONDITIONS

This Free Writing Prospectus relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement dated June 10, 2014 and the accompanying Prospectus dated May 22, 2012 relating to these securities.

Issuer:	Telefónica Emisiones, S.A.U.

Guarantor:	Telefónica, S.A.

Expected Ratings:	BBB(stable)/BBB+(negative)/Baa2(negative) (S&P/Fitch/Moody’s)

Principal Amount:	$500,000,000

Security Type:	Senior Notes

Form of Issuance:	SEC Registered

Issue Price to Public:	100% of principal amount

Settlement Date:	June 23, 2014 (T+8)

Maturity Date:	June 23, 2017

CUSIP/ISIN:	87938W AS2/US87938WAS26

Interest Rate Basis:	3-Month LIBOR

Spread:	0.650%

Coupon:	3-Month LIBOR + 0.650%, except for the first coupon

First Coupon Period:	From Settlement Date to September 22, 2014

First Coupon:	3-Month LIBOR, determined on the second London Banking Day prior to the Settlement Date, plus 0.650%

London Banking Day:	Any day on which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

Interest Payment Dates:	March 23, June 23, September 23 and December 23 of each year, commencing on September 23, 2014 to the Maturity Date and on the Maturity Date

First Interest Payment Date:	September 23, 2014

Day Count Convention/Business Day Convention:	Actual/360; Modified Following, Adjusted

Redemption Provisions:

Tax call:	Optional redemption for taxation reasons, by no fewer than 30 nor more than 60 days’ notice ending on an Interest Payment Date at 100% of principal and accrued and unpaid interest.

Make-whole call:	Optional redemption, at any time by no fewer than 30 nor more than 60 days’ notice, at the greater of (x) 100% of principal and accrued and unpaid interest and (y) sum of the present values of the remaining payments of principal and interest discounted on a bond equivalent yield basis at a discount rate per annum equal to LIBOR as of the redemption date plus 10 basis points, plus accrued and unpaid interest.

Listing call:	Optional redemption, if the Senior Notes are not listed on an OECD exchange 45 days prior to the first Interest Payment Date at 100% of principal and accrued and unpaid interest.

Taxation:	Exemption from Spanish withholding tax applies subject to compliance by the paying agent with certain formalities and satisfaction of all other conditions for exemption from applicable Spanish withholding taxes.

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.

Minimum Initial Purchase Amount:	$150,000

Listing:	New York Stock Exchange

Underwriter:	Citigroup Global Markets Inc.

Any ratings obtained will reflect only the views of the respective rating agency, and should not be considered a recommendation to buy, sell or hold the Senior Notes. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Citigroup Global Markets Inc. by calling 1-800-831-9146 (toll-free).